UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MATERIAL FACT

ACQUISITION OF PART OF OI UPI MOBILE ASSETS

Telefônica Brasil S.A. (“Company”), in the form and purposes of CVM Resolution No. 44/2021, in continuity to the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, February 9, 2022, April 13, 2022, April 20, 2022, and August 4, 2022, hereby informs its shareholders and the market in general that, on this date, the Company jointly with Claro S.A. and TIM S.A. (“Buyers”) and, on the other side, Oi S.A. – In Judicial Recovery (successor of the incorporations of Oi Móvel S.A. – In Judicial Recovery) (“Oi” or “Seller”), signed the 3rd amendment for the Contract of Purchase and Sale of Shares and Other Covenants, signed on January 28, 2021, as agreed (“Contract”), whereby the parties agreed to postpone, by 30 (thirty) days, the deadline for the Buyers to send to Oi the Post-Closing Adjustment Notification, Post-Closing Individual Adjustment Notice and the Joint Indemnity Notice, as applicable.

Therefore, the original deadline of 120 (one hundred and twenty) days was extended to 150 (one hundred and fifty) days, ending on September 17, 2022, for the purposes and the measures indicated above.

São Paulo, August 15, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 15, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director